Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 1 of 7 GLOBAL BLUE REPORTS STRONG Q4 AND FY2022/23 FINANCIAL RESULTS WITH A SIGNIFICANT IMPROVEMENT ACROSS ALL KEY METRICS • Significant improvement in Adjusted EBITDA to €78.0M in FY2022/23 vs (€9.9M) in FY2021/22, representing 46% of that of FY2019/20 • Strong cash position with ~€240M of cash and cash equivalents as of March 31, 2023 • ~€211M strategic equity investment from Certares & Knighthead in June 2022, enabling Global Blue to continue pursuing strategic add-on acquisitions and to fund working capital requirements associated with the significant recovery underway • Further acceleration of the recovery in April/May 2023 Tax Free Shopping Issued Sales-in-Store like-for-like1 in Continental Europe (115% in April/May vs. 109% in Q4 FY2022/23) and in Asia Pacific (104% in April/May vs. 87% in Q4 FY2022/23) • Besides the current level of recovery, Global Blue will further benefit from the ongoing Mainland China reopening. Alongside the current and expected recovery, Global Blue should benefit from strong long -term growth drivers and is well hedged against the risk of worldwide inflation and a European recession Signy, Switzerland, June 28, 2023 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announced its financial results for the fourth quarter and full year period ended March 31, 2023. Global Blue’s CEO, Jacques Stern, commented: “FY2022/23 marks a first important milestone for Global Blue with a return to positive adjusted EBITDA, at €78.0m vs. (€9.9)m last year. Global Blue has benefitted from a strong recovery in Continental Europe since the summer of 2022 and in Asia Pacific since Autumn 2022. Moreover Global Blue is now benefitting from the reopening of Mainland China. Based on a Q4 FY2022/23 yearly extrapolation and a simulation of 125% Chinese revenue recovery vs. FY2019/20, the Group adjusted EBITDA would reach over €200m.” 1 Refers to the issued Sale-In-Store (Spend) compared to Calendar Year 2019, like-for-like (at constant merchant scope and exchange rates).

FINANCIAL PERFORMANCE
Quarterly Financial Summary

€M	Q4 FY2019/20	Q4 FY2021/22	Q4 FY2022/23	*% recovery vs. Q4 FY2019/20*
Revenue				
Tax Free Shopping Solutions	71.2	28.1	62.4	*88%*
Added Value Payment Solutions	11.7	7.3	17.7	*151%*
Retail Tech Solutions	-	3.8	6.7	-
Group Revenue	**82.9**	**39.2**	**86.8**	***105%[1]***
Adjusted Operating Expenses	(56.9)	(41.2)	(65.5)	
Adjusted EBITDA	**26.0**	**(2.1)**	**21.3**	***82%***
Adjusted Depreciation & Amortisation	(11.4)	(9.9)	(9.7)	
Net Finance Costs	(7.2)	(5.9)	(9.0)	
Adjusted Profit before Tax	**7.4**	**(17.9)**	**2.5**	
Adjusted Income Tax Expense	(1.4)	1.3	(3.1)	
Non-Controlling Interests	-	0.1	(0.4)	
Adjusted Net Income Group Share	**6.1**	**(16.4)**	**(1.0)**	

[1] *Excluding Retail Tech Solutions, recovery is at 97%.*

Revenue

Group revenue increased to €86.8m in Q4 FY2022/23 vs. €39.2m in the same period last year and is now at 105% vs. Q4 FY2019/20.

Tax Free Shopping Solutions revenue increased to €62.4m in Q4 FY2022/23 vs. €28.1m in the same period last year. There has been a strong quarterly improvement, from 47% recovery in Q1 FY2022/23 to 57% in Q2 2022/23, 69% in Q3 FY2022/23 and 88% in Q4 FY2022/23 vs. the same period in FY2019/20. The increase in revenue primarily reflects the air traffic recovery and the increase in average spend of international shoppers.

Added Value Payment Solutions revenue increased to €17.7m in Q4 FY2022/23 vs. €7.3m in the same period last year. Added Value Payment Solutions also delivered a strong quarterly improvement, from 79% recovery in Q1 FY2022/23 to 90% in Q2 FY2022/23, 101% in Q3 FY2022/23 and 151% in Q4 FY2022/23 vs. the same period in FY2019/20.

Retail Tech Solutions revenue increased to €6.7m in Q4 FY2022/23 vs. €3.8m in the same period last year, reflecting strong organic growth of 45% (€1.7m) from ZigZag and Yocuda, and the €1.2m scope effect from the consolidation of ShipUp from 1 November 2022.

Adjusted EBITDA

Adjusted EBITDA increased to €21.3m in Q4 FY2022/23 vs. €(2.1)m in the same period last year, reflecting a strong quarterly improvement from 17% in Q1 FY2022/23, to 42% in Q2 FY2022/23, 56% in Q3 FY2022/23 and 82% in Q4 FY2022/23 vs. the same period in FY2019/20. The improvement is due to the significant increase in revenue and the continued strong focus on the cost base.

Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 2 of 7

Annual Financial Summary

€M	FY2019/20	FY2021/22	FY2022/23	% recovery vs. FY2019/20
Revenue	**420.4**	**125.9**	**311.5**	***74%*[1]**
Adjusted Operating Expenses	(249.7)	(135.8)	(233.5)	
Adjusted EBITDA	**170.7**	**(9.9)**	**78.0**	***46%***
Adjusted Depreciation & Amortisation	(39.1)	(40.2)	(36.7)	
Net Finance Costs	(31.8)	(24.6)	(36.6)	
Adjusted Profit before Tax	**99.8**	**(74.7)**	**4.7**	
Adjusted Income Tax Expense	(22.6)	5.7	(10.6)	
Non-Controlling Interests	(5.2)	(0.5)	(2.1)	
Adjusted Net Income Group Share	**71.9**	**(69.5)**	**(8.1)**	

[1] Excluding Retail Tech Solutions, recovery is at 69%.

Revenue
FY2022/23 group revenue increased to €311.5m vs. €125.9m in the same period last year and is now at 74% of that of FY2019/20.

Tax Free Shopping Solutions FY2022/23 revenue increased to €228.8m vs. €89.6m in the same period last year. The increase in revenue primarily reflects the air traffic recovery and the increase in average spend of international shoppers.

Added Value Payment Solutions FY2022/23 revenue increased to €61.8m vs. €23.3m in the same period last year.

Retail Tech Solutions FY2022/23 revenue increased to €20.9m vs. €13.1m in the same period last year, reflecting strong organic growth of 44% (€5.8m) from ZigZag and Yocuda, and the €2.0m scope effect from the consolidation of ShipUp from 1 November 2022.

Adjusted EBITDA
FY2022/23 adjusted operating expenses increased to €233.5m vs. €135.8m in the same period last year, mainly driven by increased volumes in the period. Adjusted operating expenses have decreased significantly vs. FY2019/20 due to the cost savings program implemented in FY2020/21, with a reduction of 18% in fixed adjusted operating expenses (excluding inflation and Retail Tech Solutions), leading to a FY2022/23 adjusted EBITDA of €78.0m vs. €(9.9)m in the same period last year, representing 46% of that of FY2019/20.

Adjusted Profit before Tax
FY2022/23 adjusted profit before tax increased to €4.7m vs. (€74.7)m in the same period last year as a result of the significant increase in revenue and adjusted EBITDA, partly offset by an increase in net finance costs of €12.0m due to the changes in rate environment.

Adjusted net income Group Share
The Group recorded a FY2022/23 adjusted net income of €(8.1)m vs. (€69.5)m in the same period last year as a result of the movements above, partly offset by an increase in adjusted income tax of €16.4m.

Balance Sheet and Net Debt
As at March 31, 2023, group net debt reached €550.5m which comprised a gross financial debt of €790.0m and cash & cash equivalents of €239.5m.

During FY2022/23, net debt reduced by €127.5m principally as a result of the Certares/Knighthead equity investment of ~€211m in June 2022.

Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 3 of 7

LATEST TRENDS

% Recovery Issued SiS[1] Tax Free Shopping	FY2022/23	Q4 FY2022/23	April/May 2023	May2023 vs. Q4 FY2022/23
Continental Europe L/L (excluding UK and same merchant)	97%	**109%**	**115%**	**+6ppts**
Asia Pacific L/L (same merchant)	64%	**87%**	**104%**	**+17ppts**
Group L/L (excluding UK and same merchant)	87%	**101%**	**112%**	**+11ppts**
Group reported (including UK and non-same merchant)	75%	**88%**	**99%**	**+11ppts**

[1] Refers to the issued Sale-In-Store (spend) compared to Calendar Year 2019.

In April and May 2023, the recovery in tax free shopping issued SiS continued to improve across all regions. Group reported tax free shopping SiS reached 112% in April/May vs. 101% recovery in Q4 FY2022/23 (+11ppts) on the back of the progressive recovery of Mainland China.

In April/May 2023, excluding Mainland China and Russia, Continental Europe recovery reached 153%, whilst recovery in Asia Pacific reached 176%.

Overall, the recovery in Continental Europe reached 115% in April/May 2023 vs 109% in Q4 FY2022/23 (+6ppts). US, GCC and regional European shoppers were key contributors to the recovery in Continental Europe in April/May, with recovery at 260%, 208% and 233%, respectively. Whilst recovery in mainland China remains constrained due to limited air capacity and visa deliverance, recovery reached 45% in April/May vs. 31% in Q4 FY2022/23 (+14ppts).

Overall, the recovery in Asia Pacific reached 104% in April/May 2023 vs 87% in Q4 FY2022/23 (+14 ppts). Apart from Mainland China, all Asian nationalities reached a recovery level above 160%, with Hong Kong and Taiwan at 368% recovery in Q4 FY2022/23 and 360% in April/May. Meanwhile, in Mainland China, recovery reached 52% in April/May vs. 34% in Q4 FY2022/23 (+18ppts).

RECOVERY DRIVERS AND IMPACT ON GLOBAL BLUE'S PROFITABILITY

With Mainland China representing c.40% of group SiS in FY2019/20, the return of Chinese shoppers is key to the ongoing recovery and will be driven by a strong willingness to travel, pent-up demand and an expected increase in air capacity.

The willingness to travel of Chinese shoppers, based on Global Blue's proprietary survey, reached 83% in May vs. 79% in April. Chinese air capacity recovery rates have also trended upwards, reaching 41% in Continental Europe in May (36% in April) and 38% in Asia Pacific in May (31% in April). As with the recovery in other regions, strong pent-up demand from Chinese shoppers is expected once they return to international travel.

Whilst a gradual recovery is expected due to the limited air capacity, when factoring the high willingness to travel coupled with the strong pent-up demand from Chinese shoppers, Mainland China's recovery will have a strong impact on Global Blue's profitability. Based on a Q4 FY2022/23 yearly extrapolation and a simulation of 125% Chinese recovery vs. FY2019/20, Global Blue would be able to deliver an adjusted EBITDA above €200m.

Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 4 of 7

Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 5 of 7 LONG-TERM GROWTH DRIVERS Notwithstanding the current and future recovery, Global Blue will continue to benefit from four strong long-term growth drivers of the business. Overseas Luxury Market Dynamics: Growth in tax free shopping is highly correlated to growth in emerging markets and high net worth individuals. Between 2009 and 2019, the number of emerging middle class households increased by 10% whilst the number of high net worth individuals increased by 9% over the same period. Fuelled by those two macro-drivers, tax free shopping, a subset of the luxury market (80% of Issued SiS is related to luxury personal goods), has grown between 2009 and 2019 by 10%, surpassing domestic luxury market growth by 4.2 ppts at 5.8% during the same period. These growth dynamics are expected to continue, which will be important drivers for Global Blue’s future growth. VAT Dynamics/New Markets: More countries are adopting a vat refund scheme as a way to attract consumers with 72 countries now offering a Tax-Free Shopping scheme vs. only 1 in 1980. Between 2010 and 2020, , Global Blue has opened 7 new countries which has resulted in 2% annual SiS growth over that period. There are currently over 100 countries without a scheme which presents Global Blue with the opportunity to expand its geographical footprint. Digitalisation Dynamics: Digitalisation leads to a simpler process resulting in a higher level of transactions refunded. Currently, only around half of eligible tax free shopping SiS are successfully completed. The success ratio, which measures the completed SiS vs. eligible SiS, is 13ppts higher in countries where digital export validation is mandatory (55% in mandatory digital countries vs. 42% in non-mandatory digital countries). The increase in penetration as a result of digitalisation has added 2ppts of SiS growth between 2009 and 2019. These growth dynamics are expected to continue which will be important drivers for Global Blue’s future growth. E-Commerce Dynamics: In line with the group’s strategy to diversify the business, Global Blue acquired a number of businesses in the e-commerce space, including ZigZag, a technology provider that enhances the e-commerce returns experience, and ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication. E-commerce sales in Europe is forecast to deliver 10%+ CAGR in the coming years, benefitting Global Blue’s entry into this space. CONCLUSION In summary, Global Blue has delivered a strong improvement across all key metrics in FY2022/23 with revenue at 74% and adjusted EBITDA, representing 46% of levels in FY 2019/20. The Group has a strong cash position, with c. €240m of cash and cash equivalents as at March 31, 2023. Global Blue was excited to announce a c. €211m strategic investment by Certares and Knighthead made in June 2022. This enabled Global Blue to continue pursuing strategic add- on acquisitions and to fund working capital requirements associated with the significant recovery underway The trends in April and May 2023 confirm the strong recovery in issued SiS like-for-like tax free shopping in both Continental Europe and Asia Pacific, with Continental Europe at 115% in April/May 2023 vs. 109% in Q4 FY2022/23, and Asia Pacific at 104% in April/May 2023 vs. 87% in Q4 FY2022/23.

Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 6 of 7 Besides the current level of recovery, Global Blue will further benefit from the reopening of Mainland China. Based on a Q4 FY2022/23 yearly extrapolation and a simulation of 125% Chinese recovery vs FY2019/20, Global Blue should deliver an adjusted EBITDA above €200m. Finally, along with the current and future recovery, Global Blue will continue to benefit from its long-term growth drivers and is well hedged against the risk of worldwide inflation and potential European recession. WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. ANNUAL REPORT Global Blue’s Annual Report on Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at Global Blue Group Holding AG - Investor Relations. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's audited financial statements, free of charge by requesting a copy from the Company contact below. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non -IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, belie fs, intentions or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward- looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and thei r potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward -looking statements. These include commercial expectations and other external factors, includin g political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID -19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20 -F/A for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Global Blue Q4 and FY2022/23 Financial Results June 28, 2023 Page 7 of 7 ABOUT GLOBAL BLUE Global Blue offers innovative solutions in three different fields: • Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in -house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience • Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value -added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of int eraction • RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, which can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni -channel customer journey, both in - store and online In addition, our data and advisory services offer a strategic advisory to he lp retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data -driven solutions to increase footfall, convert footfall to revenue and enhance performance. Pre-pandemic figures FY 2019-20. Source: Global Blue